FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

25 June 2002

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

Cf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: June 25, 2002

By: Steven Webb
Steven Webb
Company Secretary and General Counsel

EXHIBITS

1. On June 24, 2002 Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 1 and incorporated herein by reference, relating to the appointment of Sir Robert Horton as non-executive Deputy Chairman of the Board.

2. On June 25, 2002, Premier Farnell plc ("the Company") issued a statement, the text of which is attached hereto as Exhibit 2 and incorporated herein by reference, announcing that a further 16,193 Preference Shares were converted into 74,487 new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right").

Steven Webb

NON-EXECUTIVE DEPUTY CHAIRMAN

Premier Farnell plc (the "Company") announces that Sir Robert Horton has been appointed as non-executive Deputy Chairman of the Board of the Company. This follows the retirement from the Board of Mr Morton Mandel, the former Deputy Chairman, at the Company's Annual General Meeting in June.

Sir Robert joined the Board in 1995 and was formerly Chairman and CEO of BP and Chairman of Railtrack plc. He has served on the board of several companies and is currently a non-executive director of Emerson Electric Co. and Partner Re. Holdings Ltd.

Steven Webb

25 June 2002

Preference Share Conversion

Premier Farnell plc (the "Company") announces that a further 16,193 Preference Shares were today converted into 74,487 new Ordinary Shares under the special conversion right announced on 17 April 2002 (the "Special Conversion Right").

The Special Conversion Right, which enables Preference Shareholders to convert their Preference Shares at an enhanced rate, remains open to UK Preference Shareholders until 4.30 pm on 26 June 2002.

For further information:

Steven Webb
Company Secretary, Premier Farnell plc
+44 (0)113 387 5277

Steven Webb